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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC MAIL PROCESSING RECEIVED MAR - 3 2004 WASH. D.C. 158 SECTION

SEC FILE NUMBER
8-65789

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 7/01/03 (MM/DD/YY) AND ENDING 12/31/03 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: TradePipe BD, LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

108 South Madison Avenue
(No. and Street)

Louisville, Kentucky 40243
(City) (State) (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Neil P. Ramsey (502) 245-6220
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Strothman & Company PSC
(Name – *if individual, state last, first, middle name*)

1600 Waterfront Plaza, Louisville, Kentucky 40202
(Address) (City) (State) (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
MAR 1 2004
THOMSON
FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

OATH OR AFFIRMATION

I, Neil P. Ramsey, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of TradePipe BD, LLC, as of December 31, 2003, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, ~~except as follows~~:

Signature

President

Title

Notary Public

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Strothman & Company PSC

Certified Public Accountants & Advisors

Audited Statement of Financial Condition

TradePipe BD, LLC

December 31, 2003

Audited Statement of Financial Condition

TradePipe BD, LLC

December 31, 2003

Strothman & Company P S C
Certified Public Accountants & Advisors

1600 Waterfront Plaza
325 West Main Street
Louisville, Kentucky 40202-4251

502 585 1600
502 585 1601 Fax
www.strothman.com

Independent Auditors' Report

To the Members of
TradePipe BD, LLC
Louisville, Kentucky

We have audited the accompanying statement of financial condition of TradePipe BD, LLC (the "Company') as of December 31, 2003. This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this statement of financial condition based on our audit.

We conducted our audit in accordance with the auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statement of financial condition is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the statement of financial condition. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the statement of financial condition referred to above presents fairly, in all material respects, the financial position of TradePipe BD, LLC as of December 31, 2003, in conformity with accounting principles generally accepted in the United States of America.

Strothman & Company PSC

Louisville, Kentucky
January 16, 2004

Statement of Financial Condition

TradePipe BD, LLC

December 31, 2003

Assets	
Cash	$ 581,267
Commission receivable	21,805
Investments in daily liquid hedge funds	1,774,165
Total Assets	$ 2,377,237
Liabilities and Members' Equity	
Liabilities	
Accrued taxes	$ 50,800
Members' Equity	2,326,437
Total Liabilities and Members' Equity	$ 2,377,237

See Notes to Statement of Financial Condition

Notes to Statement of Financial Condition

TradePipe BD, LLC

December 31, 2003

Note A--Description of Business and Summary of Significant Accounting Policies

Description of Business--TradePipe BD, LLC (the "Company") is a limited liability company formed on November 19, 2002 and commenced operation on July 1, 2003. The Company is a "broker-dealer" registered with the National Association of Securities Dealers ("NASD") and executes equity trades for its customer. The Company has agreements with clearing broker-dealers in order to clear equity trades for its customers. The Company is not permitted to maintain accounts, cash, or securities for its customers.

Commission Receivable--Commission receivable represents commissions earned during the period and not paid until the following accounting year. This receivable is due from one of the Company's clearing brokers. No allowance for uncollectibility has been provided on the commission receivable.

Investment in Daily Liquid Hedge Funds--These investments are recorded at their fair value as determined by published trading values of the underlying estimates on the date of the statement of financial condition.

Income Taxes--The Company is treated as a partnership for federal and state income taxes purposes. Consequently, federal and state income taxes are not payable by, or provided for, the Company. Members are taxed individually on their shares of the Company's net income.

Limited Liability--Since the Company is a limited liability company, no member, manager, agent or employee of the Company shall be personally liable for the debts, obligations or liabilities of the Company, whether arising in contract, tort or otherwise, or for the acts or omissions of any other member, director, manager, agent or employee of the Company, unless the individual has signed a specific personal guarantee. The duration of the Company is perpetual.

Fair Value of Financial Instruments--The carrying amounts for current assets and liabilities approximate their fair value due to their short maturity.

Use of Estimates--The preparation of the statement of financial condition in accordance with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, and disclosure of contingent assets and liabilities at the date of the statement of financial condition. Actual amounts could differ from those estimates.

Note B--Concentrations

Revenues--The Company currently has one customer, d. Quant Fund, LLC. ("d. Quant") from which all commission income was derived. d. Quant is managed by an affiliate of the Company.

Credit Risk--The Company maintains that its cash is secured by the Federal Deposit Insurance Corporation ("FDIC") up to $100,000. At December 31, 2003, the Company's cash exceeded its FDIC insurance limit by approximately $620,000.

Note C--Investments in Daily Liquid Hedge Funds

Investments owned by the Company consist of trading and investment securities at market values in the following hedge funds with daily liquidity:

Emerging CTA Index Fund LP	$ 240,802
d-Quant Fund, LLC	1,533,363
	$ 1,774,165

Note D--Related Party Transactions

The Company has entered into various agreements with a company related by common ownership, to provide certain administrative support, payroll, and execution facilitation services. During 2003, the Company paid $567,957 to this related party under these agreements.

The Company invests excess cash in investments managed by an affiliate of the Company. As of December 31, 2003, the balance of these investments was $1,774,165 and is reported as marketable equity securities on the accompanying statement of financial condition.